Novartis AG Postfach 4002 Base Switzerland

April 25, 2012

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

US Securities and Exchange Commission

100 F Street, N.E.

Washington, DC  20549

Re:	Novartis AG
Form 20-F for Fiscal Year Ended December 31, 2011
Filed January 25, 2012
File No. 001-15024

Dear Mr. Rosenberg:

We are in receipt of your letter addressed to Jonathan Symonds, our Chief Financial Officer, dated April 12, 2012.  As agreed in an April 17, 2012 telephone call between Barry Rosenfeld, of our affiliate Novartis Corporation, and Lisa Vanjoske, Assistant Chief Accountant at SEC, our time to respond to your letter is extended through and including May 10, 2012.

Respectfully submitted,

Novartis AG

/s/ JONATHAN SYMONDS	/s/ FELIX R. EHRAT
Jonathan Symonds	Felix R. Ehrat
Chief Financial Officer	General Counsel
Novartis Group	Novartis Group